AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2014 and 2013

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2014 and March 31, 2013 and the statements of comprehensive loss, changes in equity and cash flows for the years ended March 31, 2014 and March 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2014 and March 31, 2013 and its financial performance and its cash flows for the years ended March 31, 2014 and March 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“De Visser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, Canada
July 11, 2014

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31,	March 31,
	2014	2013

ASSETS

Current assets
Cash and cash equivalents (note 3)	$4,772,772	$5,869,313
Amounts receivable and other assets (note 5)	76,264	142,815
Marketable securities (note 6)	96,179	81,042
	4,945,215	6,093,170

Non-current assets
Restricted cash (note 4)	232,666	266,802
Amounts receivable (note 5)	128,184	1,282,847
Equipment	–	1,205
Mineral property interests (note 7)	–	2
	360,850	1,550,856

Total assets	$5,306,065	$7,644,026

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$35,401	$32,909
Balances due to related parties (note 11(b))	69,939	166,953
Quartz Mountain debenture obligation (note 9)	–	260,000
	105,340	459,862

Shareholders' equity
Share capital (note 10)	58,761,410	58,756,410
Reserves	5,103,263	4,936,897
Accumulated deficit	(58,663,948)	(56,509,143)
	5,200,725	7,184,164

Total liabilities and shareholders' equity	$5,306,065	$7,644,026

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Year ended March 31,
	2014	2013

Expenses
Exploration and evaluation (notes 11, 13)	$1,094,601	$8,422,339
Assays and analysis	54,362	769,804
Drilling	–	859,034
Equipment rental	8,771	206,047
Geological	248,152	1,634,601
Graphics	3,787	12,068
Property costs and assessments	519,636	3,125,690
Site activities	95,731	1,185,192
Socioeconomic	74,956	367,133
Transportation	65,285	134,378
Travel and accommodation	23,921	128,392

Administration (notes 11, 13)	1,306,126	1,822,793
Depreciation	1,205	516
Legal, accounting and audit	44,626	56,010
Office and administration	1,103,733	1,451,737
Shareholder communication	102,129	225,822
Travel and accommodation	23,142	56,726
Trust and filing	31,291	31,982

Share-based payments	103,004	433,503
Share-based payments - exploration-related	41,071	172,086
Share-based payments - administration-related	61,933	261,417

	2,503,731	10,678,635
Other items
Interest income	(68,759)	(128,881)
Interest expense (note 9)	23,136	5,129
Flow-through share premium	–	(130,000)
Foreign exchange loss	1,937	1,013
Gain on termination of joint venture (note 7(f))	(284,717)	–
Gain on disposal of AFS financial assets (note 6)	(68,750)	–
Impairment of AFS financial assets (note 6)	48,225	–
Mineral property interests written off	2	–
Loss for the year	2,154,805	10,425,896

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit or loss:
Revaluation of AFS financial assets (note 6)	(25,012)	54,633
Change in fair value of AFS financial assets transferred to profit or loss upon disposition (note 6)	9,875	–
Impairment of AFS financial assets transferred to profit or loss (note 6)	(48,225)	–
Total other comprehensive loss (income) for the year	(63,362)	54,633

Comprehensive loss for the year	$2,091,443	$10,480,529

Basic and diluted loss per common share	$0.02	$0.08

Weighted average number of common shares outstanding	138,644,883	138,602,746

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
			Share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690
Share-based payments	–	–	433,503	–	–	–	433,503
Issuance of common shares pursuant to mineral property agreements (note 10(b))	50,000	15,500	–	–	–	–	15,500
Total other comprehensive loss for the year	–	–	–	–	(54,633)	–	(54,633)
Loss for the year	–	–	–	–	–	(10,425,896)	(10,425,896)
Balance at March 31, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164

Balance at April 1, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164
Share-based payments	–	–	103,004	–	–	–	103,004
Issuance of common shares pursuant to mineral property agreements (note 10(b))	100,000	5,000	–	–	–	–	5,000
Total other comprehensive income for the year	–	–	–	–	63,362	–	63,362
Loss for the year	–	–	–	–	–	(2,154,805)	(2,154,805)
Balance at March 31, 2014	138,724,061	$58,761,410	$2,202,640	$2,811,220	$89,403	$(58,663,948)	$5,200,725

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
Cash provided by (used in):	2014	2013

Operating activities
Loss for the year	$(2,154,805)	$(10,425,896)
Adjustments for:
Depreciation	1,205	516
Interest income	(68,759)	(128,881)
Interest expense (note 9)	23,136	5,129
Debenture obligation acquired as part of the acquisition of interest in Galaxie ZNT project, included in exploration expenses (note 9)	–	260,000
Common shares issued, included in exploration expenses (note 10(b))	5,000	15,500
Share-based payments	103,004	433,503
Gain on termination of joint venture (note 7(f))	(284,717)	–
Gain on disposal of AFS financial assets (note 6)	(68,750)	–
Impairment of AFS financial assets (note 6)	48,225	–
Flow-through share premium	–	(130,000)
Mineral property interests written off	2	–
Changes in working capital items
Amounts receivable and other assets	66,489	417,564
Restricted cash	34,136	(20,660)
Amounts receivable - non-current	1,154,663	474,524
Accounts payable and accrued liabilities	2,492	(796,154)
Balances due to related parties	(52,235)	160,183
Net cash used in operating activities	(1,190,914)	(9,734,672)

Investing activities
Interest income	68,759	128,881
Proceeds from disposition of AFS financial assets (note 6)	68,750	–
Net cash provided by investing activities	137,509	128,881

Financing activities
Interest paid on debenture	(23,136)	–
Principal payment on debenture (note 9)	(20,000)	–
Net cash used in financing activities	(43,136)	–

Net decrease in cash and cash equivalents	(1,096,541)	(9,605,791)
Cash and cash equivalents, beginning of the year	5,869,313	15,475,104
Cash and cash equivalents, end of the year (note 3)	$4,772,772	$5,869,313

Supplementary cash flow information:
Non-cash investing and financing activities:
Issuance of common shares pursuant to mineral property agreements (note 10(b))	$5,000	$15,500
Debenture obligation transferred upon termination of Galaxie Joint Venture (note 9)	$(240,000)	$–
Debenture obligation assumed on acquisition of interest in Galaxie Joint Venture (note 9)	$–	$260,000
Balance due to related party transferred upon termination of Galaxie Joint Venture (note 7(f))	$(44,779)	$–

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

These financial statements (the "Financial Statements") of the Company for the years ended March 31, 2014 and 2013 have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. Management believes that its current liquid assets are sufficient to meet all current obligations and to maintain its mineral rights in good standing in the foreseeable future. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting year ended March 31, 2014.

The Board of Directors of the Company authorized these Financial Statements on July 11, 2014 for issuance.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgements exist are:

Estimates

•

estimate of the accrual of Mineral Exploration Tax Credit ("METC"). The METC initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain; and

•

inputs used in accounting for share-based payments. The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted and of share purchase warrants issued. Inputs used in this model require highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options and share purchase warrants.

Judgements

•	assessment of the Company's ability to continue as a going concern;

•

the recoverability of the carrying value of the Company's mineral property interests and other long-lived assets and whether they exceed their recoverable amount. In particular, in view of recent volatility in stock markets, management has monitored its market capitalization to determine whether there is any indication that the carrying amount of these assets may exceed their recoverable amount. Management considers other technical and financial factors on a regular basis. However, there is inherent uncertainty surrounding the information used as a basis for its assessment and it is reasonably possible that new information may become available that suggests the recoverability of these assets may be unlikely;

•

the recognition of a deferred tax asset for the Company's accumulated tax losses and resource tax pool. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Judgment is required in determining whether deferred tax assets are recognized, including judgment in assessing the likelihood of taxable earnings in future periods in order to utilize recognized deferred tax assets;

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company's marketable securities.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Foreign currency

The functional and presentational currency of the Company is the Canadian Dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

(e)	Financial Instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Non-derivative financial assets

The Company's non-derivative financial assets comprise of the following:

(i) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise of cash and cash equivalents, amounts receivable and other assets, and restricted cash.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position is comprised of cash and highly liquid investments held at major financial institutions, having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs and as such, are subject to an insignificant risk of change in value.

(ii)	Available-for-sale ("AFS") financial assets

The Company's investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the exchange rate prevailing at the end of the reporting period. Changes in the fair value of AFS equity investments are recognized directly in equity.

Non-derivative financial liabilities

The Company classifies its non-derivative financial liabilities into the following category:

(i)	Financial liabilities measured at amortized cost

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities measured at amortized cost comprise of accounts payable and accrued liabilities, balances due to related parties, and the Quartz Mountain debenture obligation.

Impairment of financial assets

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value of AFS equity securities subsequent to an impairment loss is recognized directly in equity.

(f)	Exploration and evaluation expenditures

Exploration and evaluation costs are costs incurred to discover mineral resources, and to assess the technical feasibility and commercial viability of the mineral resources found.

Exploration and evaluation expenditures include:

•	the costs of acquiring licenses;

•	costs associated with exploration and evaluation activity; and

•	the acquisition costs of exploration and evaluation assets, including mineral properties.

Exploration and evaluation expenditures until the technical feasibility and commercial viability of extracting a mineral resource has been determined, and a positive decision to proceed to development has been made, are generally expensed as incurred. However, if management concludes that future economic benefits are more likely than not to be realized, the costs of property, plant and equipment for use in exploration and evaluation of mineral resources are capitalized.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs incurred after the technical feasibility and commercial viability of extracting a mineral resource has been determined and a positive decision to proceed to development has been made are considered development costs and are capitalized.

Costs applicable to established property interests where no further work is planned by the Company may, for presentation purposes only, be carried at nominal amounts.

(g)	Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to expense the cost of equipment, less its estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no material future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually. As at March 31, 2014, all equipment has been fully depreciated.

(h)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to resource eligible Canadian exploration and evaluation expenditures ("CEE") may be claimed by investors instead of the entity, pursuant to a defined renunciation process. Renunciation may occur:

•	prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

•	retrospectively (namely, the flow–through shares are issued, CEE are then incurred and renunciation occurs subsequently)

The Company finances a portion of its exploration expenditures through the issuance of flow–through shares.

Flow–through shares are recorded in share capital at the fair value of common shares on date of issue. When flow–through shares are issued, the difference, if any, between the fair value of non–flow–through common shares and the amount the investors pay for flow–through shares is recorded as deferred liability called "flow through share premium". This deferred liability is credited to profit or loss when the eligible expenditures are incurred.

(i)	Loss per share

Loss per share is computed by dividing losses attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the losses attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share purchase options are applied to repurchase common shares at the average market price for the reporting period. Share purchase options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share purchase options.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The effect of anti–dilutive factors is not considered when computing diluted loss per share.

(j)	Share–based payments

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees, fair value is measured at the grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At the end of each financial reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Share–based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the entity obtains the goods or the counterparty renders the service.

(k)	Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;

•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(l)	Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits and, when applicable, the jurisdiction in which the project or asset is located.

Discount rates using a pre–tax rate that reflects the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit–of–production or the straight-line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2014.

(m)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In these Financial Statements, the Company recognizes the following in relation to its interests in joint operations:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation; and

•	its expenses, including its share of any expenses incurred jointly

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

(n)	Operating segments

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All non-current assets are held in Canada.

(o)	Government assistance

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery within exploration expense when there is reasonable assurance of recovery.

(p)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

Effective April 1, 2013, the Company has applied the following new accounting standards which were issued by the IASB:

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

•	IFRS 13, Fair Value Measurement

•	IAS 19, Employee Benefits

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The amendments to IAS 1 require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss and those that are not reclassified to profit or loss. Other than change in presentation and disclosure, there was no material impact of the new and amended accounting standards adopted during the reporting period.

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2014

•	Amendments to IAS 32, Financial Instruments: Presentation

Effective for annual periods beginning on or after July 1, 2014

•	Amendments to IFRS 2, Share-based Payment

•	Amendments to IFRS 3, Business Combinations

•	Amendments to IFRS 8, Operating Segments

•	Amendments to IFRS 13, Fair Value Measurement

•	Amendments to IAS 16, Property, plant and equipment

•	Amendments to IAS 24, Related Party Disclosures

Effective date to be finalized

•	IFRS 9, Financial Instruments

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2014	2013
Current

Value added taxes refundable	$21,055	$85,451
Prepaid insurance	55,209	52,801
Other receivables	–	4,563
Total current	$76,264	$142,815

Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$128,184	$1,282,847

6.	MARKETABLE SECURITIES

As at March 31, 2014 and 2013 the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale financial assets and are carried at fair value.

During the current reporting period, the Company recognized an impairment loss of $48,225 on certain marketable securities, which reflects the decline in their respective trading prices below cost. Management considers the aggregate decline in fair value to be significant and prolonged, and accordingly, it has been recorded within current operations.

During the current reporting period, pursuant to the terms of termination of the Tulox property-option agreement (note 7(e)), the Company disposed of certain marketable securities and recognized a gain of $68,750 on the disposition. The Company originally received these shares as a result of a spin-off transaction involving the investee; therefore, the gain of the disposition equaled the proceeds received.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS

All of the Company's active exploration properties are located in British Columbia, Canada. The following is a summary of the Company's material properties.

(a)	Ike Property

The Ike Property is located approximately 40 kilometres northwest of Gold Bridge, British Columbia.

Earn-in

On December 10, 2013, the Company entered into an agreement (the “Ike Option Agreement”) with Oxford Resources Inc. (“Oxford”) in respect of the Ike Property, whereby Amarc has an option to acquire an 80% ownership interest in the property by satisfying the following earn-in requirements:

		Number of	Exploration
		common shares to	expenditures
On or before	Cash payments	issue	to incur
Exchange approval (completed)	$25,000	100,000	$–
June 6, 2014 (completed)	50,000	100,000	–
November 30, 2014(i)	–	–	855,697
June 6, 2015	50,000	100,000	–
November 30, 2015	–	–	1,000,000
Total	$125,000	300,000	$1,855,697

(i)	To March 31, 2014, $157,414 in expenditures had been incurred

Oxford’s interest in the Ike Property is subject to an underlying option agreement with private third parties. Amarc and Oxford have also agreed that, upon completion of the earn-in requirements pursuant to the Ike Option Agreement, both parties will form a joint venture to further develop the project. Upon completion of a positive feasibility study on the Ike Property, Amarc has agreed to issue an aggregate of 500,000 of its common shares to the underlying owners of the property.

Royalty

The mineral claims are subject to a 2% net smelter return royalty (“NSR”). Amarc has the right to purchase half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. Amarc also has the right to purchase the remaining half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due annually commencing on December 31, 2015.

(b)	Silver Vista Property

The Silver Vista Property is located approximately 55 kilometres northeast of Smithers, British Columbia.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) Property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% NSR, of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a right of first refusal.

(c)	Newton Property

The Company owns a 100% interest in the Newton Property, located approximately 100 kilometres west of Williams Lake, British Columbia.

Certain mineral claims are subject to a 2% NSR, which royalty may be purchased at any time by Amarc for $2 million. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(d)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of properties named Galileo, Hubble, Franklin, and Darwin.

Amarc purchased the Hubble East exploration property in December 2011 for $50,000 cash and 80,000 common shares of Amarc, having an aggregate fair value of $35,600. Hubble East is included within the Hubble Property.

Amarc purchased the Franklin property in April 2012 for $10,000 cash and 10,000 common shares of Amarc with a fair value of $3,900.

The Galileo, Hubble, and Darwin properties were acquired by staking.

(e)	Tulox Property

The Tulox Property (the "Tulox Property") is located in the Cariboo region of British Columbia, and was acquired by the Company in stages by staking between 2005 to 2007.

Commencing in 2009, the Company entered into an option agreement with Tulox Resources Inc. ("Tulox") whereby Tulox could have acquired up to a 100% interest in the Property by making certain share issuances to Amarc and incurring certain exploration expenditures over a specified period of time. In 2011, Tulox assigned the option agreement to its subsidiary, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization. Further changes to the option agreement were made, pursuant to which the number of shares to be issued, and the exploration spending commitments and timing thereof were amended. To November 2013, Tulox and Newlox had issued 1,375,000 common shares to Amarc.

In November 2013, Newlox terminated its option agreement on the Tulox Property. Amarc agreed to sell its 1,375,000 common shares of Newlox to Newlox for proceeds of $68,750 (note 6).

In November 2013, Amarc allowed the Tulox claims to lapse.

(f)	Galaxie and ZNT Properties

The Galaxie property is located approximately 8 kilometres south of Dease Lake, British Columbia and the ZNT property is located approximately 15 kilometres southeast of the town of Smithers, British Columbia.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The Company entered into a letter agreement with Quartz Mountain Resources Ltd. (“Quartz Mountain”) effective November 1, 2012 (the "Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"). Quartz Mountain is a publicly listed company with certain directors in common with the Company.

Amarc earned an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain, and by funding an additional $1 million in exploration expenditures incurred by Quartz Mountain relating to the Galaxie property by December 31, 2012. On December 31, 2012, a joint arrangement (the "Galaxie ZNT Project") was formed, in which Amarc held an initial interest of 40% and Quartz Mountain held an initial interest of 60%.

Quartz Mountain also transferred to the Galaxie ZNT Project its obligation under a debenture security (note 9).

In June 2013, the Company entered into an amendment agreement whereby:

(i)	the Galaxie ZNT Project was divided into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture"; and

(ii)

Amarc received an option to increase its interest in each joint arrangement from 40% to 60% by funding exploration programs of $235,000 and $210,000, respectively, on these projects prior to October 31, 2013.

By October 31, 2013, Amarc had funded in excess of $210,000 on the ZNT Joint Venture, thereby increasing its interest in the joint venture to 60%, but had not funded the $235,000 required amount on Galaxie, and therefore its interest in the Galaxie Joint Venture remained at 40%.

On March 31, 2014, Amarc and Quartz Mountain agreed to terminate both the Galaxie Joint Venture and the ZNT Joint Venture. Pursuant to the terms of the termination of the joint ventures, Amarc was released from all obligations of the unincorporated entities and its interests in the underlying mineral assets reverted back to Quartz. The Company had previously expensed its $2 million initial investment and its portion of subsequent exploration costs incurred by the joint ventures in accordance with its accounting policy for such costs. Consequently, the Company recognized a gain of $284,717 in these Financial Statements, reflecting primarily the carrying amount of Amarc’s proportion (40%) of the liabilities of the Galaxie Joint Venture as of the date of termination, as summarized below:

Gain on termination of Galaxie Joint Venture

Quartz Mountain debenture obligation (40% of $600,000)	$240,000
Balances due to a related party (40% of $111,948)	44,779
Cash (40% of $138)	(55)
Amounts receivable (40% of $17)	(7)
Total	$284,717

No gain or loss was recognized upon termination of the ZNT Joint Venture as, at the date of termination of the agreement, the joint venture contained no assets or liabilities, other than mineral property interests in the ZNT properties for which no value had been recognized in the Company’s financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2014	2013
Accounts payable	$8,401	$4,523
Accrued liabilities	27,000	23,257
Accrued interest on Quartz Mountain debenture obligation	–	5,129
Total	$35,401	$32,909

9.	QUARTZ MOUNTAIN DEBENTURE OBLIGATION

Balance, April 1, 2012	$–
Amarc's proportionate share of debenture obligation acquired (40% of $650,000)	260,000
Balance, March 31, 2013	260,000
Amarc's proportionate share of principal repayments during the year (40% of $50,000)	(20,000)
Amarc’s proportionate share of debenture transferred to Quartz Mountain (40% of $600,000) (note 7(f))	(240,000)
Balance, March 31, 2014	$–

Quartz Mountain transferred to the Galaxie Joint Venture its obligation under a debenture security that Quartz Mountain had issued (note 7(f)), of which the Company recognized its proportionate share of 40%.

In July 2013, Quartz Mountain and the holder of the debenture entered into an agreement to amend the debenture, whereby among other things, a principal payment of $50,000 was made, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

On March 31, 2014, upon termination of the Galaxie Joint Venture, Amarc derecognized its proportionate share of the obligation (note 7(f)).

10.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

(b)	Issuance of common shares pursuant to acquisition of mineral property interests

During the years ended March 31, 2014 and 2013, the Company issued its common shares pursuant to several mineral property agreements as follows:

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Properties	Year ended March 31,
		2014		2013
	Number of	Fair	Number of	Fair
	shares	value	shares	value
Ike Property (note 7(a))	100,000	$5,000	–	$–
Blackwater South Property (note 7(d))	–	–	40,000	11,600
Franklin Property (note 7(d))	–	–	10,000	3,900
Total	100,000	$5,000	50,000	$15,500

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year was based on the following:

	Year ended March 31,
	2014	2013
Loss attributable to common shareholders	$2,154,805	$10,425,896
Weighted average number of common shares outstanding	138,644,883	138,602,746

(d)	Share purchase option compensation plan

The Company has a share purchase option compensation plan that allows it to grant up to 10% of the issued and outstanding shares of the Company at any one time, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The vesting schedule is determined by the Board of Directors, but share purchase options typically vest over two years. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee's employment.

The following table summarizes the changes in the Company's share purchase options:

	Year ended		Year ended
Share purchase options	March 31, 2014		March 31, 2013
	Number	Weighted	Number	Weighted
	of	average	of	average
	options	exercise price	options	exercise price
Outstanding – beginning of year	5,438,600	$0.32	5,658,700	$0.33
Forfeited	(282,700)	$0.33	(100,100)	$0.32
Expired	–	$–	(120,000)	$0.62
Outstanding – end of year	5,155,900	$0.32	5,438,600	$0.32
Exercisable – end of year	5,155,900	$0.32	3,630,400	$0.32

The weighted average remaining life of the share purchase options outstanding as at March 31, 2014 was 1.7 years (March 31, 2013 – 2.6 years). Awards typically vest in several tranches ranging from 6 months to 18 months.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes information on the Company's share purchase options outstanding as at March 31, 2014 and 2013:

	March 31, 2014		March 31, 2013

		Weighted		Weighted
	Number of share	average		average
	purchase	remaining	Number of share	remaining
	options	contractual	purchase options	contractual
Exercise price	outstanding	life (years)	outstanding	life (years)
$0.32	5,155,900	1.7	5,408,600	2.6
$0.40	–	–	30,000	1.5
	5,155,900	1.7	5,438,600	2.6

(e)	Share purchase warrants

On September 6, 2013, all outstanding share purchase warrants expired unexercised.

(f)	Reserves

Share-based payments reserve

The share-based payment reserve relates to share purchase options granted by the Company to its employees or consultants under its share purchase option compensation plan (note 10(d)).

Share warrants reserve

The share warrants reserve relates to share purchase warrants issued by the Company in connection with the private placement in March 2012 (note 10(e)).

Investment revaluation reserve

The investment revaluation reserve represents the cumulative gains and losses arising on the revaluation of AFS financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

11.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Transactions with key management personnel were as follows:

Remuneration for services rendered	Year ended March 31,
	2014	2013
Short-term employee benefits	$379,914	$508,963
Share-based payments	51,096	208,622
Total	$431,010	$717,585

Short-term employee benefits include salaries, directors fees and amounts paid to HDSI (note 11(b)(i)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers for the Company.

Certain key management personnel are paid through private companies controlled by such personnel. Included in the amount presented for "short-term employee benefits" are transactions with C.E.C Engineering Ltd., a private company controlled by a former director of the Company, that provides administrative and technical services to the Company at market rates.

(b)	Balances and transactions with related entities

Balances due to related parties	March 31,	March 31,
	2014	2013
Balance due to entity with significant influence (i)	$69,939	$46,953
Balance due to jointly controlled operations (ii)	–	120,000
Balance due to related parties	$69,939	$166,953

The following is a summary of transactions with related entities that occurred during the years ended March 31, 2014 and 2013:

Transactions with related entities	Year ended March 31,
	2014	2013
Services received from HDSI (i):
HDSI employee time charges, based on annually set rates	$1,150,711	$3,091,387
Key management personnel fees	314,800	461,200
Information technology services and maintenance fees	140,500	163,200
	$1,606,011	$3,715,787

Reimbursement of third party expenses to HDSI	$61,599	$176,925

(i)                   Entity with significant influence over the Company

Management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company. The following directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Company:

•	Robert Dickinson – Chairman of the Board
•	David Copeland – former Director

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

•	Scott Cousens – Director
•	Ronald Thiessen – President, Chief Executive Officer, Director
•	Diane Nicolson – Executive Vice President
•	Paul Mann – Chief Financial Officer
•	Trevor Thomas – Corporate Secretary

Pursuant to certain management agreements between the Company and HDSI, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. HDSI also incurs third party costs on behalf of the Company. Of the total amount of services received from HDSI, approximately 43% relates to technical services provided to the Company, including support for geological, engineering and socio-economic activities of the Company. The remaining 57% relates to corporate and general administration activities of the Company. Third party expenses reimbursed to HDSI are primarily comprised of travel expenses directly attributable to the activities of the Company, insurance premiums attributable to the Company’s personnel and assets, and costs for other shared services received by the Company.

(ii) Jointly controlled operations

During the reporting period, the Company had joint control over both the Galaxie Joint Venture and the ZNT Joint Venture. Both joint ventures were terminated on March 31, 2014 (note 7(f)).

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2014, the Company had unused non-capital loss carry forwards of approximately $11.1 million (March 31, 2013 – $9.2 million) in Canada.

As at March 31, 2014, the Company had resource tax pools of approximately $21.8 million (March 31, 2013 – $21.2 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of effective tax rate	March 31,	March 31,
	2014	2013
Loss for the year	$(2,154,805)	$(10,425,896)
Total income tax expense	–	–
Loss excluding income tax	$(2,154,805)	$(10,425,896)

Income tax recovery using the Company's domestic tax rate	(560,000)	(2,606,000)
Non–deductible expenses and other	291,000	201,000
Change in deferred tax rates	(330,000)	–
Difference in statutory tax rates	–	–
Temporary difference booked to reserve	2,000	(7,000)
Deferred income tax assets not recognized	597,000	2,412,000
	$–	$–

The Company's domestic tax rate was 26% (2013 – 25%) and its effective tax rate is nil (2013 – nil).

As at March 31, 2014, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

	Tax losses	Tax losses
Expiry	(capital)	(non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	314,000	–	521,000
After five years	–	10,736,000	–	1,010,000
No expiry date	630,000	–	21,787,000	56,000
Total	$630,000	$11,050,000	$21,787,000	$1,587,000

13.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Year ended March 31,
	2014	2013
Salaries and benefits included in:
Exploration and evaluation	$730,869	$2,582,714
Office and administration	792,170	1,381,161
Shareholder communication	92,143	179,253
Total	$1,615,182	$4,143,128

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2014.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company's marketable securities are carried at fair value, based on quoted prices in active markets (note 6).

As at March 31, 2014 and 2013, the carrying values of the Company's financial assets and financial liabilities approximate their fair values.

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and amounts receivable and other assets. The carrying value of these financial assets represent the maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high- credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Included in amounts receivable is the Company's claim for 2014 METC of $128,184.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets.

The Company ensures that there is sufficient cash in order to meet its short-term business requirements, after taking into account the Company's holdings of cash and cash equivalents.

The Company has sufficient cash and cash equivalents to meet its commitments associated with its financial liabilities.

The carrying amounts of the Company's obligations, which approximate their contractual cash flows, are as follows:

	March 31,	March 31,
Due within 12 months	2014	2013
Accounts payable and accrued liabilities	$35,401	$32,909
Balances due to related parties	69,939	166,953
Quartz Mountain debenture obligation	–	260,000
Total	$105,340	$459,862

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities (note 6).

The objective of price risk management is to eliminate or limit emerging risk exposures within acceptable parameters, while optimizing return and meeting strategic goals.

As at March 31, 2014 and 2013, the Company’s exposure to price risk was nominal.